UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           AMENDMENT NO. 1
                                 TO
                             SCHEDULE 13G

            Under the Securities Exchange Act of 1934*

                         WIRELESS ONE, INC.
-----------------------------------------------------------------
                          (Name of Issuer)


              Common Stock, par value $0.01 per share
-----------------------------------------------------------------
                 (Title of Class of Securities)


                            97652H 10 9
-----------------------------------------------------------------
                           (CUSIP Number)



Check the following box if a fee is being paid with this statement. [ ] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

Cusip No. 97652H 10 9                      13G

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(1)    NAME OF REPORTING PERSON              Heartland Wireless
       I.R.S. IDENTIFICATION                   Communications, Inc.
       NO. OF ABOVE PERSON                              73-1435149
------------------------------------------------------------------

(2)    Check the Appropriate Box if a Member of a Group*    (a) [X]
                                                            (b) [X]
------------------------------------------------------------------

(3)    SEC Use Only

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(4)    Citizenship or Place of Organization               Delaware

------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(5)    Sole Voting Power                                        0

(6)    Shared Voting Power                              3,259,508
                                                      (See Item 4)
(7)    Sole Dispositive Power                                   0

(8)    Shared Dispositive Power                         3,259,508
                                                      (See Item 4)


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(9)    Aggregate Amount Beneficially Owned              3,259,508
       by Each Reporting Person                       (See Item 4)

------------------------------------------------------------------

(10)   Check Box if the Aggregate Amount in                    [X]
       Row (9) Excludes Certain Shares *

------------------------------------------------------------------

(11)   Percent of Class Represented by                        19.2%
       Amount in Row (9)

------------------------------------------------------------------
(12)   Type of Reporting Person *                               CO



                 * SEE INSTRUCTIONS BEFORE FILLING OUT

Cusip No. 97652H 10 9                      13G


------------------------------------------------------------------
(1)    Name of Reporting Person            Brownwood Wireless, Inc.
       I.R.S. Identification
       No. of Above Person                              73-1445072

------------------------------------------------------------------

(2)    Check the Appropriate Box if a Member of a Group*    (a) [X]
                                                            (b) [X]

------------------------------------------------------------------

(3)    SEC Use Only

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(4)    Citizenship or Place of Organization                  Texas

------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(5)    Sole Voting Power                                        0

(6)    Shared VotingPower                                 374,924
                                                      (See Item 4)

(7)    Sole Dispositive Power                                   0

(8)    Shared Dispositive Power                           374,924
                                                      (See Item 4)

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(9)    Aggregate Amount Beneficially Owned                 374,924
       by Each Reporting Person                        (See Item 4)

------------------------------------------------------------------

(10)   Check Box if the Aggregate Amount in                    [X]
       Row (9) Excludes Certain Shares *

------------------------------------------------------------------

(11)   Percent of Class Represented by                        2.2%
       Amount in Row (9)

------------------------------------------------------------------

(12)   Type of Reporting Person *                               CO


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                          * SEE INSTRUCTIONS BEFORE FILLING OUT

Cusip No. 97652H 10 9                      13G



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(1)    Name of Reporting Person          Cotton Country Cable, Inc.
       I.R.S. Identification
       No. of Above Person                              72-1202313

------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group*   (a) [X]
                                                           (b) [X]

------------------------------------------------------------------

(3)    SEC Use Only

------------------------------------------------------------------

(4)    Citizenship or Place of Organization              Louisiana

------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(5)    Sole Voting Power                                        0

(6)    Shared Voting Power                                 94,248
                                                      (See Item 4)

(7)    Sole Dispositive Power                                   0

(8)    Shared Dispositive Power                            94,248
                                                      (See Item 4)
------------------------------------------------------------------

(9)    Aggregate Amount Beneficially Owned                 94,248
       by Each Reporting Person                       (See Item 4)

------------------------------------------------------------------

(10)   Check Box if the Aggregate Amount in                    [X]
       Row (9) Excludes Certain Shares *

------------------------------------------------------------------

(11)   Percent of Class Represented by                        0.6%
       Amount in Row (9)

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(12)   Type of Reporting Person *                              CO

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                          * SEE INSTRUCTIONS BEFORE FILLING OUT

Cusip No. 97652H 10 9                      13G



------------------------------------------------------------------
(1)    Name of Reporting Person          Delta Wireless Cable, Inc.
       I.R.S. Identification
       No. of Above Person                              72-1234035

------------------------------------------------------------------

(2)    Check the Appropriate Box if a Member of a Group*   (a) [X]
                                                           (b) [X]

------------------------------------------------------------------

(3)    SEC Use Only

------------------------------------------------------------------

(4)    Citizenship or Place of Organization              Louisiana


------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(5)    Sole Voting Power                                        0

(6)    Shared Voting Power                                140,008
                                                      (See Item 4)

(7)    Sole Dispositive Power                                   0

(8)    Shared Dispositive Power                           140,008
                                                      (See Item 4)

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(9)    Aggregate Amount Beneficially Owned                140,008
       by Each Reporting Person                       (See Item 4)

------------------------------------------------------------------

(10)   Check Box if the Aggregate Amount in                    [X]
       Row (9) Excludes Certain Shares *

------------------------------------------------------------------
(11)   Percent of Class Represented by                         .8%
       Amount in Row (9)

------------------------------------------------------------------

(12)   Type of Reporting Person *                               CO

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                          * SEE INSTRUCTIONS BEFORE FILLING OUT

Cusip No. 97652H 10 9                      13G



------------------------------------------------------------------
(1)    Name of Reporting Person           Heartland Wireless
       I.R.S. Identification                Alabama Properties, Inc.
       No. of Above Person                               62-1605584

------------------------------------------------------------------

(2)    Check the Appropriate Box if a Member of a Group*   (a) [X]
                                                           (b) [X]

------------------------------------------------------------------

(3)    SEC Use Only


-----------------------------------------------------------------

(4)    Citizenship or Place of Organization               Alabama

------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(5)    Sole Voting Power                                        0

(6)    Shared Voting Power                                614,867
                                                      (See Item 4)

(7)    Sole Dispositive Power                                   0

(8)    Shared Dispositive Power                           614,867
                                                      (See Item 4)

------------------------------------------------------------------

(9)    Aggregate Amount Beneficially Owned                614,867
       by Each Reporting Person                       (See Item 4)

------------------------------------------------------------------

(10)   Check Box if the Aggregate Amount in                    [X]
       Row (9) Excludes Certain Shares *

------------------------------------------------------------------

(11)   Percent of Class Represented by                        3.6%
       Amount in Row (9)

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(12)   Type of Reporting Person *                              CO


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                          * SEE INSTRUCTIONS BEFORE FILLING OUT

Cusip No. 97652H 10 9                      13G




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(1)    Name of Reporting Person       Heartland Wireless
       I.R.S. Identification             Florida Properties, Inc.
       No. of Above Person                             58-2176628

------------------------------------------------------------------

(2)    Check the Appropriate Box if a Member of a Group*   (a) [X]
                                                           (b) [X]

------------------------------------------------------------------

(3)    SEC Use Only

------------------------------------------------------------------

(4)    Citizenship or Place of Organization                Florida

------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(5)    Sole Voting Power                                        0

(6)    Shared Voting Power                                 25,348
                                                      (See Item 4)

(7)    Sole Dispositive Power                                   0

(8)    Shared Dispositive Power                            25,348
                                                      (See Item 4)

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(9)    Aggregate Amount Beneficially Owned                  25,348
       by Each Reporting Person                        (See Item 4)

------------------------------------------------------------------
(10)   Check Box if the Aggregate Amount in                    [X]
       Row (9) Excludes Certain Shares *

------------------------------------------------------------------

(11)   Percent of Class Represented by                        0.1%
       Amount in Row (9)

------------------------------------------------------------------

(12)   Type of Reporting Person *                               CO

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                          * SEE INSTRUCTIONS BEFORE FILLING OUT

Cusip No. 97652H 10 9                      13G



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(1)    Name of Reporting Person   Heartland Wireless Rockdale, Inc.
       I.R.S. Identification
       No. of Above Person                              75-2574956

------------------------------------------------------------------

(2)    Check the Appropriate Box if a Member of a Group*   (a) [X]
                                                           (b) [X]

------------------------------------------------------------------

(3)    SEC Use Only

------------------------------------------------------------------

(4)    Citizenship or Place of Organization                  Texas


------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(5)    Sole Voting Power                                        0

(6)    Shared Voting Power                                260,662
                                                      (See Item 4)

(7)    Sole Dispositive Power                                   0

(8)    Shared Dispositive Power                           260,662
                                                      (See Item 4)

------------------------------------------------------------------

(9)    Aggregate Amount Beneficially Owned                260,662
       by Each Reporting Person                       (See Item 4)

------------------------------------------------------------------

(10)   Check Box if the Aggregate Amount in                    [X]
       Row (9) Excludes Certain Shares *

------------------------------------------------------------------
(11)   Percent of Class Represented by                        1.5%
       Amount in Row (9)

------------------------------------------------------------------

(12)   Type of Reporting Person *                              CO

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                          * SEE INSTRUCTIONS BEFORE FILLING OUT

Cusip No. 97652H 10 9                      13G



------------------------------------------------------------------
(1)    Name of Reporting Person              Wireless Leasing, Inc.
       I.R.S. Identification
       No. of Above Person                              73-1456383

------------------------------------------------------------------

(2)    Check the Appropriate Box if a Member of a Group*   (a) [X]
                                                           (b) [X]

------------------------------------------------------------------

(3)    SEC Use Only

-----------------------------------------------------------------

(4)    Citizenship or Place of Organization              Oklahoma

------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(5)    Sole Voting Power                                        0

(6)    Shared Voting Power                                547,783
                                                      (See Item 4)

(7)    Sole Dispositive Power                                   0

(8)    Shared Dispositive Power                           547,783
                                                      (See Item 4)
------------------------------------------------------------------

(9)    Aggregate Amount Beneficially Owned                547,783
       by Each Reporting Person                       (See Item 4)

------------------------------------------------------------------

(10)   Check Box if the Aggregate Amount in                   [X]
       Row (9) Excludes Certain Shares *

------------------------------------------------------------------

(11)   Percent of Class Represented by                        3.2%
       Amount in Row (9)

------------------------------------------------------------------

(12)   Type of Reporting Person *                               CO


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                          * SEE INSTRUCTIONS BEFORE FILLING OUT

Cusip No. 97652H 10 9                      13G




------------------------------------------------------------------

(1)    Name of Reporting Person       Wireless Communications, Inc.
       I.R.S. Identification
       No. of Above Person                              73-1372386

------------------------------------------------------------------

(2)    Check the Appropriate Box if a Member of a Group*   (a) [X]
                                                           (b) [X]

------------------------------------------------------------------

(3)    SEC Use Only

------------------------------------------------------------------

(4)    Citizenship or Place of Organization               Oklahoma

------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(5)    Sole Voting Power                                        0

(6)    Shared Voting Power                              1,201,668
                                                      (See Item 4)

(7)    Sole Dispositive Power                                   0

(8)    Shared Dispositive Power                         1,201,668
                                                      (See Item 4)

------------------------------------------------------------------

(9)    Aggregate Amount Beneficially Owned              1,201,668
       by Each Reporting Person                       (See Item 4)

------------------------------------------------------------------
(10)   Check Box if the Aggregate Amount in                    [X]
       Row (9) Excludes Certain Shares *

------------------------------------------------------------------

(11)   Percent of Class Represented by                        7.1%
       Amount in Row (9)

------------------------------------------------------------------

(12)   Type of Reporting Person *                               CO

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

Cusip No. 97652H 10 9                      13G




                                     AMENDMENT NO. 1
                                           TO
                                      SCHEDULE 13G
                             (Filed Pursuant to Rule 13d-2)


                                 INTRODUCTORY STATEMENT

       The Statement on Schedule 13G relating to the common stock, par value $.01 per share (the "Common Stock"), of Wireless One, Inc. (the "Company") filed by Heartland Wireless Communications, Inc., Brownwood Wireless, Inc., Cotton Country Cable, Inc., Delta Wireless Cable, Inc., Heartland Wireless Alabama Properties, Inc., Heartland Wireless Florida Properties, Inc., Heartland Wireless Georgia Properties, Inc., Heartland Wireless Ocala, L.C., Heartland Wireless Rockdale, Inc. and Wireless Leasing, Inc. on February 14, 1996 (the "Original Filing") is hereby amended and supplemented by this Amendment No. 1 as follows. Except as otherwise provided herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to such terms in the Original Filing.

ITEM 1(a).           NAME OF ISSUER:

              Wireless One, Inc. (the "Company")

ITEM 1(b).           Address of Issuer's Principal Executive Offices:

              5551 Corporate Boulevard, Suite 2K
              Baton Rouge, Louisiana 70808-2549

ITEM 2(a)     NAME OF PERSON FILING:

                           The response to Item 2(a) is hereby amended and
              restated, in its entirety, as follows:

                     This Schedule 13G is being jointly filed by each of
              the following persons as a "group" for purposes of
              Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") pursuant to Rule 13d-(1)(f) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Exchange Act:
              (i) Brownwood Wireless, Inc. ("Brownwood"), by virtue of its direct beneficial ownership of 374,924 shares of common stock, par value $.01 per share of the Company
              (the "Common Stock"); (ii) Cotton Country Cable, Inc. ("Cotton Country"), by virtue of its direct beneficial ownership of 94,248 shares of Common Stock; (iii) Delta Wireless Cable, Inc. ("Delta"), by virtue of its direct beneficial ownership of 140,008 shares of Common Stock;
              (iv) Heartland Wireless Alabama

Cusip No. 97652H 10 9                      13G



              Properties, Inc. ("Alabama"), by virtue of its direct beneficial ownership of 614,867 shares of Common Stock,
              (v) Heartland Wireless Florida Properties, Inc. ("Florida"), by virtue of its direct beneficial ownership of 25,348 shares of Common Stock; (vi) Heartland Wireless Rockdale, Inc. ("Rockdale"), by virtue of its direct beneficial ownership of 260,662 shares of Common Stock;
              (vii) Wireless Leasing, Inc. ("Leasing"), by virtue of its direct beneficial ownership of 547,783 shares of Common Stock, (viii) Wireless Communications, Inc. ("WCI"), by virtue of its direct beneficial ownership of 1,201,668 shares of Common Stock (Brownwood, Cotton Country, Delta, Alabama, Florida, Rockdale, Leasing and WCI collectively referred to herein as the "Heartland Subsidiaries"); and (ix) Heartland Wireless Communications, Inc. ("Heartland"), by virtue of its direct or indirect ownership of all or a majority of the outstanding capital stock of the Heartland Subsidiaries (the Heartland Subsidiaries and Heartland are collectively referred to herein as the "Reporting Persons"). The agreement among the Reporting Persons relating to the joint filing of this Schedule 13G is attached hereto as Exhibit A.

                           The Company, the Reporting Persons, Chase
              Manhattan Capital Corporation ("CMCC"), Baseball Partners, Mississippi Wireless TV, L.P., VanCom, Inc., Vision Communications, Inc. are parties to an Amended and Restated Stockholders Agreement, dated July 29, 1996, as amended as of September 17, 1996 (the "Stockholders Agreement"), whereby, among other things, each agreed to vote their shares of Common Stock for the election of certain designated persons to the Board of Directors of the Company. As a result, the parties to the Stockholders Agreement may be deemed to have acquired beneficial ownership of all of the shares of Common Stock subject to the terms of the Stockholders Agreement as a "group" pursuant to Rule 13d-5(b)(1) under the Exchange Act. The Reporting Persons expressly disclaim any beneficial ownership with respect to any shares of Common Stock held by the other parties to the Stockholders Agreement. In addition, nothing contained in this
              Schedule 13G should be deemed to be an admission by the Reporting Persons that a "group" exists within the meaning of Rule 13d-5(b)(1) as a result of the Stockholders Agreement.

ITEM 2(b).           ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                     RESIDENCE:

                     The address of the principal business office of each
              of the Reporting Persons is 200 Chisholm Place, Suite
              200, Plano, Texas  75075.

Cusip No. 97652H 10 9                      13G




ITEM 2(c).           CITIZENSHIP:

                     The response to Item 2(c) is hereby amended and
              restated, in its entirety, as follows:

                     The following table lists the state of organization
              for each of the Reporting Persons, each of which is a corporation:

                Name              State of Organization
              ---------           ---------------------
              Heartland           Delaware
              Brownwood           Texas
              Cotton Country      Louisiana
              Delta               Louisiana
              Alabama             Alabama
              Florida             Florida
              Rockdale            Texas
              Leasing             Oklahoma
              WCI                 Oklahoma

ITEM 2(d).           TITLE OF CLASS OF SECURITIES:

                     This Schedule 13G relates to shares of Common Stock,
              par value $0.01 per share, of the Company.

ITEM 2(e).           CUSIP NUMBER:

                     The CUSIP Number for the Common Stock is 97652H 10
              9.

ITEM 3.       [FILINGS PURSUANT TO RULES 13D-1(B) OR 13D-2(B)]:

              Not applicable.

ITEM 4.       OWNERSHIP:

                     The response to Item 4 is hereby amended and
              restated, in its entirety, as follows:

                     The Reporting Person filing this Schedule 13G is a
              "group" pursuant to Section 13(d)(3) of the Exchange Act. As such, the Reporting Person beneficially owns an aggregate of 3,259,508 shares of Common Stock of the Company which represents 19.2% of the outstanding Common Stock based upon 16,946,697 shares of Common Stock outstanding as of November 25, 1996.

Cusip No. 97652H 10 9                      13G



                     Each of the Heartland Subsidiaries comprising the
              Reporting Person individually owns the following amounts and percentages of Common Stock:



              Heartland Subsidiary                   No. Shares                   Percentage

              Brownwood                                374,924                    2.2%
              Cotton Country                            94,248                     .6%
              Delta                                     140,008                    .8%
              Alabama                                   614,867                   3.6%
              Florida                                    25,348                    .1%
              Rockdale                                  260,662                   1.5%
              Leasing                                   547,783                   3.2%
              WCI                                     1,201,668                   7.1%
                                                     ----------                 ------
                     Total                            3,259,508                  19.2%





                     By virtue of its direct or indirect ownership of all
              or a majority of the outstanding equity interests in the Heartland Subsidiaries, Heartland may be deemed to have the shared power to vote and to dispose of the 3,259,508 shares of Common Stock held by the Heartland
              Subsidiaries, which, in the aggregate, represents 19.2% of the outstanding Common Stock of the Company. Additionally, pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, each of the Heartland
              Subsidiaries may be deemed to beneficially own all 3,259,508 shares of Common Stock owned by the group formed thereby. The 3,259,508 shares of Common Stock reported herein does not include 200,000 shares currently being held in escrow. Such shares may be distributed to the Reporting Persons depending upon certain working capital post-closing adjustments related to the formation of the Company.

                     Pursuant to Rule 13d-5(b)(1) under the Exchange Act,
              each of the parties to the Stockholders Agreement may be deemed, as a separate "group," to have acquired beneficial ownership of 9,641,332 shares of Common Stock, the aggregate number of shares of Common Stock subject to the terms of the Stockholders Agreement (based on information contained in the Company's prospectus dated September 20, 1996). Such shares represented approximately 56.1% of the outstanding Common Stock as of November 25, 1996. The Reporting Persons expressly disclaim beneficial ownership of any shares of Common
              Stock beneficially owned by the other parties to the Stockholders Agreement.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

              Not applicable.

Cusip No. 97652H 10 9                      13G




ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
              PERSON:

              See response to Item 4.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

              Not applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
              GROUP:

              Not applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP:

              Not applicable.

ITEM 10.      CERTIFICATION:

              Not applicable.

Cusip No. 97652H 10 9                      13G


                                        SIGNATURE


       After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

       Date:  February 14, 1997

                                         HEARTLAND WIRELESS
                                         COMMUNICATIONS, INC.


                                         By: /s/ David D. Hagey
                                            --------------------------------
                                             David D. Hagey, Vice President
                                             Controller and Assistant
                                             Secretary



                                         BROWNWOOD WIRELESS, INC.


                                         By: /s/ David D. Hagey
                                             --------------------------------
                                             David D. Hagey, Vice President
                                             Controller and Assistant
                                             Secretary



                                         COTTON COUNTRY CABLE, INC.


                                         By: /s/ David D. Hagey
                                            ---------------------------------
                                             David D. Hagey, Vice President
                                             Controller and Assistant
                                             Secretary



                                         DELTA WIRELESS CABLE, INC.


                                         By: /s/ David D. Hagey
                                            ---------------------------------
                                             David D. Hagey, Vice President
                                             Controller and Assistant
                                             Secretary

Cusip No. 97652H 10 9                      13G



                                         HEARTLAND WIRELESS ALABAMA
                                         PROPERTIES, INC.


                                         By: /s/ David D. Hagey
                                            --------------------------------
                                             David D. Hagey, Vice President
                                             Controller and Assistant
                                             Secretary



                                         HEARTLAND WIRELESS FLORIDA
                                         PROPERTIES, INC.


                                         By: /s/ David D. Hagey
                                            --------------------------------
                                             David D. Hagey, Vice President
                                             Controller and Assistant
                                             Secretary



                                         HEARTLAND WIRELESS ROCKDALE, INC.


                                         By: /s/ David D. Hagey
                                            --------------------------------
                                             David D. Hagey, Vice President
                                             Controller and Assistant
                                             Secretary



                                         WIRELESS LEASING, INC.


                                         By: /s/ David D. Hagey
                                            --------------------------------
                                             David D. Hagey, Vice President
                                             Controller and Assistant
                                             Secretary

Cusip No. 97652H 10 9                      13G



                                         WIRELESS COMMUNICATIONS, INC.

                                         By: /s/ David D. Hagey
                                            --------------------------------
                                             David D. Hagey, Vice President
                                             Controller and Assistant
                                             Secretary

                                        EXHIBIT A

                         AGREEMENT REGARDING THE JOINT FILING OF
                                      SCHEDULE 13G
                                       __________


The undersigned hereby agree as follows:

              (i)    Each of them is individually eligible to use the
Schedule 13G to which this Exhibit A is attached, and such Schedule 13G is filed on behalf of each of them; and

              (ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness of accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:         February 14, 1997

                                         HEARTLAND WIRELESS
                                         COMMUNICATIONS, INC.


                                         By: /s/ David D. Hagey
                                            --------------------------------
                                             David D. Hagey, Vice President
                                             Controller and Assistant
                                             Secretary


                                         BROWNWOOD WIRELESS, INC.


                                         By: /s/ David D. Hagey
                                            --------------------------------
                                             David D. Hagey, Vice President
                                             Controller and Assistant
                                             Secretary



                                         COTTON COUNTRY CABLE, INC.


                                         By: /s/ David D. Hagey
                                            --------------------------------
                                             David D. Hagey, Vice President
                                             Controller and Assistant
                                             Secretary

                                         DELTA WIRELESS CABLE, INC.


                                         By: /s/ David D. Hagey
                                            --------------------------------
                                             David D. Hagey, Vice President
                                             Controller and Assistant
                                             Secretary



                                         HEARTLAND WIRELESS ALABAMA
                                         PROPERTIES, INC.


                                         By: /s/ David D. Hagey
                                            --------------------------------
                                             David D. Hagey, Vice President
                                             Controller and Assistant
                                             Secretary



                                         HEARTLAND WIRELESS FLORIDA
                                         PROPERTIES, INC.


                                         By: /s/ David D. Hagey
                                            --------------------------------
                                             David D. Hagey, Vice President
                                             Controller and Assistant
                                             Secretary


                                         HEARTLAND WIRELESS ROCKDALE, INC.


                                         By: /s/ David D. Hagey
                                            --------------------------------
                                             David D. Hagey, Vice President
                                             Controller and Assistant
                                             Secretary

                                         WIRELESS LEASING, INC.


                                         By: /s/ David D. Hagey
                                            --------------------------------
                                             David D. Hagey, Vice President
                                             Controller and Assistant
                                             Secretary


                                         WIRELESS COMMUNICATIONS, INC.


                                         By: /s/ David D. Hagey
                                            --------------------------------
                                             David D. Hagey, Vice President
                                             Controller and Assistant
                                             Secretary